Sun Microsystems, Inc. 4150 Network Circle, Santa Clara, CA 95054

April 26, 2007

Via EDGAR and Facsimile

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, DC 20549

Attention: Mark Kronforst, Accounting Branch Chief

Re:	Sun Microsystems, Inc.

Form 10-K for the Fiscal Year Ended June 30, 2006

Filed September 8, 2006

File No. 000-15086

Dear Mr. Kronforst,

In response to your letter dated March 16, 2007, we have reviewed the Staff’s comments and questions related to Sun Microsystems, Inc.’s (the “Company” or “Sun”) Annual Report on Form 10-K for the year ended June 30, 2006. Set forth below are our responses to the Staff’s comments.

Form 10-K for the Fiscal Year Ended June 30, 2006

Note 3. Balance Sheet Details, Page 61

Other Non-Current Assets, Net page 62

1.	Your response to prior question number 3 indicates that the spare parts are used to support the warranty and maintenance of your installed base. Considering the nature of these assets, please explain how you considered the accounting model described in Q&A #12 TIS Section 2140 of the AICPA Technical Questions. We also note that the spare parts are amortized over the useful life which could range from three to ten years. Please tell us why you believe that it is appropriate to amortize the cost of these parts over the expected period for which they were used, as opposed to recording the cost of the parts in the periods in which they were actually used.

The Company uses and separately distinguishes between two types of parts used in the warranty and maintenance business: repairable parts (spares) and non-repairable parts. Repairable spare parts are classified as other non-current assets similar to property, plant and equipment, rather than inventory because such parts are repaired and re-used over a long period of time, between three and ten years, the same period over which such parts are amortized. The expense associated with repairs to these assets is recorded at the time the repairs are incurred as a component of costs of goods sold. Non-repairable spare parts are expensed as used as a component of cost of goods sold.

When considering the accounting model described in Q&A #12 TIS Section 2140 of the AICPA Technical Questions (“Section 2140”), we examined the following two aspects:

1.	Classification of Assets

We considered the descriptions contained in Section 2140 as it relates to classification of replacement parts as inventory in accordance with ARB No. 43, Chapter 4, Inventory Pricing. As noted in our prior response, due to the Company’s historical and future anticipated practice of maintaining multiple years worth of spares, the Company respectfully submits that it believes the definition of current assets within ARB No. 43, Chapter 3A, Working Capital, paragraph 4 is not applicable to our spare parts. This paragraph states that the term “current assets” is used to designate cash or resources commonly identified as those that are reasonably expected to be realized in cash or sold during the normal operating cycle of the business. Accordingly, the spares balance, which is not reasonably expected to be realized in cash during the Company’s normal operating cycle, should be classified as a long-term asset in the Company’s balance sheet.

2.	Amortization of Assets

Under our current accounting method which we have followed consistently for many years, we record additions to spares as a long-term asset and maintain a record of those amounts at historical cost. Although we maintain records of the physical movement of parts, when a spare is “put into service” at a customer site this does not trigger a financial accounting entry in our books. Similarly, when the faulty part is returned for repair no accounting entry is recorded other than the repair cost which is expensed as incurred. Under the inventory method, the movement of parts would have resulted in an expense being recorded when the spares were installed; however, a corresponding entry would also have been recorded to reflect the receipt of the faulty part. As the time lag between the installation and the return and repair of parts is short (typically less than ten business days), we believe that there would be minimal P&L impact resulting from any mismatch in the movement of parts in and out of the spares pool between financial reporting periods. Accordingly, we respectfully submit that it is our belief that our methodology, which does not result in accounting entries being recorded based on actual spares movements, does not result in a materially different result from the strict application of an inventory method described in Section 2140. The only difference is the classification of the inventory as discussed above.

Another aspect of the inventory method that needs to be considered when accounting for spares, is the loss of utility that occurs over the life of the asset. ARB No. 43, Chapter 4, paragraph 8, requires that a loss of utility be reflected as a charge against the revenues of the period in which it occurs and should be recognized whenever the utility of goods is impaired by damage, deterioration, obsolescence or other causes. We believe that, in our case, the loss of utility is largely the result of two factors:

A.     Excess and obsolete spares which are a function of the products’ life cycle (systematic loss of utility)

At the time of the acquisition of a spare part, its utility is 100% of its purchase price. Due to our spares demand forecasting process we do not experience a loss of utility due to excess quantities at the time of purchase. At the end of the spares life, there is zero value remaining (100% loss of utility). We believe that the loss of utility between purchase and end of useful life of any given spare part occurs in a systematic way for the following reasons:

•	The average life of Sun’s technology products from market introduction to end-of-life, spans between three and five years.

•	Revenue generated over the life of a product, typically follows a normal distribution curve.

•	The pattern of warranty and service requiring the use of spare parts also follows a similar trend.

We understand that the pattern of systematic utility loss, although consistent, differs from straight-line amortization. However, we believe that by applying the straight-line amortization method to our spares balance, we are approximating the loss of utility charge that we would have recorded in each period using the inventory method based on actual loss of utility. Our rationale for this conclusion is as follows:

•	For more than ten years, we have consistently applied straight-line amortization to calculate the systematic loss of utility and

•

We have consistently added similar amounts to our spares balance on an annual basis. Average annual additions since fiscal year 2002 were approximately $116 million and each year’s additions have not fluctuated more than 14% from the previous year.

As demonstrated in the numerical example presented in Illustration I attached to this letter, starting shortly after the application of the straight-line method, the loss of utility in any given period will be materially the same whether it is recorded using an assumed non-straight line loss of utility or a straight-line amortization method. Illustration 1 assumes a three year non-straight line loss of utility in Table 1 for the purposes of highlighting the conclusion.

B.     Abnormal failure of parts (non-systematic loss of utility)

The loss of utility due to abnormal failure of the parts is non-systematic and it is not possible to forecast such failure until the failures start to occur. On a quarterly basis, we monitor failure rates on our products and if these rates are deemed to be abnormal (a significantly higher failure rate than what is ususally experienced), we accrue costs via a charge to cost of goods sold in the period of identification for the amount that we expect to incur to remediate the equipment at our customers’ locations. In addition and in the same period, we review all relevant component parts in the spares balance and record a charge to cost of goods sold for parts that are deemed impaired based upon an estimate of the cost of each impaired spare.

As part of the management of our business, we continue to update our policies and assess our estimates for reasonableness. Should conditions occur that warrant changes to our estimates, such changes will be made at that time. The information contained in this response includes Sun standalone amounts prior to Sun’s acquisition of Storage Technologies, Inc. (“StorageTek”) in August 2005. Given the immateriality of the StorageTek balance (18% of our spares balance at June 30, 2006), we have not performed independent analyses, but note that StorageTek historically applied a similar methodology to account for spares and we believe that the StorageTek spares experience a substantially similar pattern of usage.

Please call Kalyani Chatterjee, Corporate Controller and Chief Accounting Officer or the undersigned at (650) 960-1300 if you should have any further comments or questions concerning this matter.

Sincerely,

/s/ MICHAEL E. LEHMAN
Michael E. Lehman
Chief Financial Officer and
Executive Vice President, Corporate Resources

CC:	Christine Davis, SEC Division of Corporate Finance

Stephen Almassy, Ernst & Young

Lisa Portnoy, Ernst & Young

Katharine Martin, Wilson Sonsini Goodrich & Rosati

Kalyani Chatterjee, Sun Microsystems, Inc.

Craig Norris, Sun Microsystems, Inc.

Illustration I

Scenario 1: Expense based on non-straight line loss of utility

Table 1: Loss of utility pattern – non-straight line

	Year 1	Year 2	Year 3	Total
Loss of utility	25.00%	60.00%	15.00%	100.00%

Table 2: Calculation of loss of utility in Year X – non-straight line

	Additions * $	Loss of utility, % from additions					Loss of utility, $
		Year X-2	Year X-1	Year X	Year X+1	Year X+2	Year X	Year X+1	Year X+2
Year X-2	125	25.00%	60.00%	15.00%			18.8
Year X-1	115		25.00%	60.00%	15.00%		69.0	17.3
Year X	110			25.00%	60.00%	15.00%	27.5	66.0	16.5
Year X+1	120				25.00%	60.00%		30.0	72.0
Year X+2	110					25.00%			27.5

				100.00%	100.00%	100.00%	115.3	113.3	116.0

*  -  Additions from years prior to Year X-2 have lost all their utility prior to Year X and are not included in the table

Scenario 2: Expense based on straight line loss of utility (approach used by Sun)

Table 3: Loss of utility pattern – straight line

	Year 1	Year 2	Year 3	Total
Loss of utility	33.33%	33.33%	33.33%	100.00%

Table 2: Calculation of loss of utility in Year X – straight line

	Additions ** $	Loss of utility, % from additions					Loss of utility, $
		Year X-2	Year X-1	Year X	Year X+1	Year X+2	Year X	Year X+1	Year X+2
Year X-2	125	33.33%	33.33%	33.33%			41.7
Year X-1	115		33.33%	33.33%	33.33%		38.3	38.3
Year X	110			33.33%	33.33%	33.33%	36.7	36.7	36.7
Year X+1	120				33.33%	33.33%		40.0	40.0
Year X+2	110					33.33%			36.7

				100.00%	100.00%	100.00%	116.7	115.0	113.3

**  -  Additions from years prior to Year X-2 have lost all their utility prior to Year X and are not included in the table

Conclusion:

There is no significant difference in expense recognized under actual and amortization method if:

- Additions to spares are consistent across the periods

- Actual pattern of consumption is consistent for additions across the periods.